Exhibit 99.1

InMode Reports First Quarter 2020 Financial Results;
Quarterly Revenues of $40.4 Million Represent 32% Year over Year Growth

YOKNEAM, Israel, May 06, 2020/ PRNewswire/ InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced financial results for its first quarter ended March 31, 2020.

First Quarter 2020 Highlights:

•
Quarterly revenue of $40.4 million, an increase of 32% compared to the first quarter in 2019.
In the first quarter of 2020, we derived approximately 61% of our U.S. revenues from our proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments, 37% of our U.S. revenues from our recently introduced Hands-Free platforms and only 2% of our U.S. revenues from traditional laser and non-invasive RF platforms.

•	GAAP net income of $6.4 million, compared to $10.1 million in the first quarter in 2019; *non-GAAP net income of $12.6 million, compared to $10.5 million in the first quarter in 2019
•	GAAP diluted earnings per share of $0.15 and *non-GAAP diluted earnings per share of $0.30
•	Total cash position of $201.7 million as of March 31, 2020, including cash and cash equivalents, marketable securities and short-term bank deposits

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q1 2020	Q1 2019
Revenues	$40,441	$30,552
Gross Margins	85%	86%
Net Income Attributable to InMode Ltd.	$6,433	$10,124
Earnings per Diluted Share	$0.15	$0.28

Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q1 2020	Q1 2019
Net Income Attributable to InMode Ltd.	$12,559	$10,486
Earnings per Diluted Share	$0.30	$0.29

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude stock-based compensation and related tax adjustments.

Management Comments

“The first quarter of 2020 started on a positive note as we gained momentum following the launches of our unique hands-free devices, Evolve and Evoke, along with continued demand across our product portfolio,” commented Moshe Mizrahy, CEO of InMode. “However, in the beginning of March, global restrictions caused by the COVID-19 pandemic led to a standstill in sales in our industry. Despite this global economic lull, we continued to strengthen our infrastructure and product portfolio through research and development investments, furthering of regulatory processes for devices and indications worldwide, and the establishment of a wholly owned subsidiary for sales and marketing in France. Additionally, we have strengthened our supply chain in an effort to ensure stability in manufacturing capacity and inventory.”

“We continued to hire experienced talent and established a virtual training and demonstration center for our customers and staff through the InMode University platform,” said Mr. Shakil Lakhani, President of InMode North America.

“We remain confident in InMode’s current market position and ability to further our technological innovation. We believe that our breakthrough devices, Evolve and Evoke, are well-positioned to attract both physicians and patients post-crisis, as the demand for minimally invasive and hands-free alternatives will grow, opposed to historic post-crisis declines seen with invasive surgical procedures. Therefore, we believe that these technologies will be significant growth drivers in the future and will become the standard of care for facial and body reshaping in the future,” added Mr. Lakhani.

“In addition, we remain confident in InMode’s current and future financial position given our market leadership, innovative approach and strong balance sheet,” said Mr. Yair Malca, CFO of InMode.

COVID-19 Impact on 2020

Although the COVID-19 pandemic has caused a temporary halt in elective aesthetic surgical procedures, InMode believes that this standstill will gradually end within the coming month or two. Our assumption is based on the fact that the pandemic has reached the controlled phase:

•	There is a decrease in new cases worldwide and this downward trend is continuing on a daily basis

•	Gradual return to work has already started

•	Elective surgeries are gradually being permitted in the USA and other countries

Based on these assumptions, InMode believes that starting the month of June 2020 and throughout the third quarter of 2020 – InMode’s business will gradually begin to pick up and return to normal. Therefore, InMode has remained positive with regards to its business prospects and has decided not to downsize the company or lay off any of its employees. On the contrary – we hired  new direct salespeople around the world, and have taken advantage of the time during which we were forced to temporarily stop sales activity in order to live stream visual training to doctors and the sales team, accelerate development of platforms that fit the new aesthetic surgical market needs post COVID-19 and prepare our infrastructure for the days after.

In addition, although we have been approached by credit providers to apply for the Paycheck Protection Program (PPP), which would enable us to get funds from the government, we decided, unlike other companies in our industry, not to take, and to leave the PPP money to stimulate the U.S economy. We believe that this is our social responsibility to our customers and vendors.

We have also developed a sales program, which we will initiate after COVID-19 subsides. This program includes packages that will motivate doctors to purchase InMode platforms as part of the recovery plan for their clinics.

Throughout this crisis we have taken good care of our employees worldwide and have followed local and regional guidelines to prioritize the health and welfare of our employees and customers.

Since visibility of the future is low, InMode management decided not to give an updated detailed guidance for 2020. Currently, based on the assumptions above - our revenue outlook for the full year of 2020 will not be significantly lower than our revenue in 2019, and we will maintain a gross margin of 84%-86%.

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

First Quarter 2020 Financial Results

Total revenues for the first quarter of 2020 were $40.4 million, an increase of 32% as compared to the first quarter in 2019. This revenue represents two months of normal activity and almost no activity in March (during which the world came to an economic standstill). Additionally, InMode continued to gain traction in international markets, with international revenue growing 49% year-over-year.

Gross margin for the first quarter of 2020 was 85% compared to a gross margin of 86% in the first quarter of 2019. This decrease is primarily attributable to an increase in cost of materials due to the impact of COVID-19.

GAAP operating margin for the first quarter of 2020 was 15%, compared to 33% in the first quarter of 2019. *Non-GAAP operating margin for the first quarter of 2020 was 30%, compared to 34% in the first quarter of 2019. This decrease was primarily attributable to the fact that the sales cycle in March was interrupted by COVID-19, and as a result - the marketing expenditure did not result in sales at the quarter’s end.

InMode reported GAAP net income attributable to InMode Ltd. of $6.4 million, or $0.15 per diluted share in the first quarter of 2020. This is compared with GAAP net income attributable to InMode Ltd. of $10.1 million, or $ 0.28 per diluted share, in the first quarter of 2019. On a *non-GAAP basis, InMode reported net income attributable to InMode Ltd. of $12.6 million, or $0.3 per diluted share in the first quarter of 2020 compared to $10.5 million, or $0.29 per diluted share, in the first quarter of 2019.

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude stock-based compensation and related tax adjustments.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release includes certain non-GAAP financial measures including non-GAAP net income, non-GAAP fully diluted earnings per share and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes that they provide greater transparency to investors of management's view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare the performance of InMode to that of its peers, although InMode’s presentation of its non-GAAP measures may not be comparable to other similarly-titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release. We have not provided a reconciliation of non-GAAP financial measures included in “COVID-19 Impact on 2020” to the corresponding GAAP financial measure on a forward-looking basis due to the potential variability, limited visibility and unpredictability.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, and Mr. Yair Malca, Chief Financial Officer, will host a conference call that same day, May 6, 2020, at 8:30 a.m. Eastern Time.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-866-777-2509
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5413
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/. A replay of the conference call will be available from May 6, 2020 at 12 p.m. Eastern Time to May 20, 2020 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 10141879

A replay will also be available for 90 days on InMode's website at https://inmodemd.com/investors/

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio-frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically-accepted minimally-invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements
The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “COVID-19 Impact on 2020”. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategy plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form F-20 filed with the Securities and Exchange Commission on February 18, 2020, risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2020	2019
REVENUES	40,441	30,552
COST OF REVENUES	6,184	4,271
GROSS PROFIT	34,257	26,281
OPERATING EXPENSES:
Research and development	3,432	1,199
Sales and marketing	22,999	14,097
General and administrative	1,823	1,053
TOTAL OPERATING EXPENSES	28,254	16,349
INCOME FROM OPERATIONS	6,003	9,932
Finance income, net	629	403
INCOME BEFORE TAXES	6,632	10,335
INCOME TAXES	141	177
NET INCOME	6,491	10,158
Less: Net income attributable to non-controlling interests	58	34
NET INCOME ATTRIBUTABLE TO INMODE LTD.	6,433	10,124

NET INCOME PER SHARE (1):
Basic	0.19	0.38
Diluted	0.15	0.28
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (1)
Basic	33,963	26,818
Diluted	41,688	35,458

(1) The number shares have been adjusted retroactively for a 1-for-1.789 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated July 24, 2019.

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	March 31, 2020	December 31, 2019
Assets
CURRENT ASSETS:
Cash and cash equivalents	45,138	44,727
Marketable securities	126,101	120,144
Short-term bank deposits	30,470	28,491
Accounts receivable, net of allowance for doubtful accounts	5,769	6,628
Other receivables	5,410	3,810
Inventories	12,086	9,408
TOTAL CURRENT ASSETS	224,974	213,208
NON-CURRENT ASSETS:
Accounts receivable	337	374
Deferred income taxes, net	1,370	1,899
Operating lease right-of-use assets	1,480	1,369
Property and equipment, net	940	935
Other investments	600	600
TOTAL NON-CURRENT ASSETS	4,727	5,177
TOTAL ASSETS	229,701	218,385

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	4,716	3,702
Contract liabilities	13,249	15,587
Other liabilities	11,309	13,205
TOTAL CURRENT LIABILITIES	29,274	32,494
NON-CURRENT LIABILITIES:
Contract liabilities	3,206	3,813
Other liabilities	1,679	1,494
Operating lease liabilities	709	744
Deferred income taxes, net	-	37
TOTAL NON-CURRENT LIABILITIES	5,594	6,088
TOTAL LIABILITIES	34,868	38,582

TOTAL SHAREHOLDERS’ EQUITY	194,833	179,803
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	229,701	218,385

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	6,491	10,158
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	94	63
Share-based compensation expenses	6,050	402
Allowance for doubtful accounts	306	59
Gains on marketable securities, net	(6)	-
Finance expenses (income), net	189	(183)
Deferred income taxes, net	368	(66)
Changes in operating assets and liabilities:
Decrease in accounts receivable	590	147
Decrease (increase) in other receivables	(1,560)	873
Increase in inventories	(2,678)	(129)
Increase (decrease) in accounts payable	1,014	(1,015)
Decrease in other liabilities	(1,793)	(449)
Increase (decrease) in contract liabilities	(2,945)	2,911
Decrease in accrued contingencies	-	(10,000)
Net cash provided by operating activities	6,120	2,771
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposit	(16,519)	(11,000)
Proceeds from short-term deposit	14,500	5,000
Purchase of fixed assets	(99)	(378)
Purchase of marketable securities	(43,933)	(4,918)
Proceeds from sale of marketable securities	38,574	2,603
Net cash (used in) investing activities	(7,477)	(8,693)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	2,001	122
Net cash provided by financing activities	2,001	122
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(233)	30
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	411	(5,770)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	44,727	24,721
CASH AND CASH EQUIVALENTS AT END OF PERIOD	45,138	18,951

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2020	2019
Revenues by Geography:
United States	30,823	24,085
International	9,618	6,467
Total Net Revenue	40,441	30,552
U.S. as percentage of total revenue	76%	79%

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31, 2020			Three months ended March 31, 2019
	GAAP	Stock Based Compensation	Non-GAAP	GAAP	Stock Based Compensation	Non-GAAP
REVENUES	40,441	-	40,441	30,552	-	30,552
COST OF REVENUES	6,184	(76)	6,108	4,271	(19)	4,252
GROSS PROFIT	34,257	76	34,333	26,281	19	26,300
OPERATING EXPENSES:
Research and development	3,432	(1,886)	1,546	1,199	(52)	1,147
Sales and marketing	22,999	(3,838)	19,161	14,097	(308)	13,789
General and administrative	1,823	(250)	1,573	1,053	(23)	1,030
TOTAL OPERATING EXPENSES	28,254	(5,974)	22,280	16,349	(383)	15,966
INCOME FROM OPERATIONS	6,003	6,050	12,053	9,932	402	10,334
Finance income, net	629	-	629	403	-	403
INCOME BEFORE TAXES	6,632	6,050	12,682	10,335	402	10,737
INCOME TAXES	141	(76)	65	177	40	217
NET INCOME	6,491	6,126	12,617	10,158	362	10,520
Less: Net income attributable to non-controlling interests	58	-	58	34	-	34
NET INCOME ATTRIBUTABLE TO INMODE LTD.	6,433	6,126	12,559	10,124	362	10,486

NET INCOME PER SHARE (1):
Basic	0.19		0.37	0.38		0.39
Diluted	0.15		0.30	0.28		0.29
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (1)
Basic	33,963		33,963	26,818		26,818
Diluted	41,688		41,809	35,458		35,409

(1) The number of shares have been adjusted retroactively for a 1-for-1.789 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated July 24, 2019